Exhibit 5

Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com
PRESS RELEASE
DENISON CLOSES CDN $94.9 MILLION EQUITY FINANCING WITH
KEPCO AND OTHER SUBSCRIBERS
Toronto, ON — June 23, 2009... Denison Mines Corp. (TSX:DML) (NYSE AMEX:DNN) (“Denison” or the “Company”) is pleased to announce that it has closed a previously announced equity financing with a subsidiary of Korea Electric Power Corporation (“KEPCO”) and entities affiliated with Lukas Lundin, a director of Denison.
Denison issued 58 million common shares of Denison at an issue price of CDN $1.30 per share for gross proceeds of CDN $75.4 million to a subsidiary of KEPCO and 15 million common shares to entities affiliated with Lukas Lundin at the same issue price for gross proceeds of CDN $19.5 million, both on a private placement basis. The issue price of CDN $1.30 per share agreed to in April 2009 was based on a fifteen percent (15%) premium to the thirty (30) day moving average share price at that time. KEPCO holds approximately seventeen percent (17%) of the outstanding common shares of Denison upon completion of the transaction.
Concurrently with the completion of the equity financing, the previously announced new offtake agreement and strategic relationship agreement with KEPCO came into effect. In accordance with the terms of the offering, Denison has appointed a nominee designated by KEPCO to its board of directors. Mr. Joo-Ok Chang, Vice-President of KEPCO, became a director of Denison, effective upon the closing of the share issuance to KEPCO.
Cormark Securities Inc. acted as financial advisor for Denison and Macquarie Capital Advisers in Korea and Canada acted as financial advisors for KEPCO.
About Denison
Denison Mines Corp. is an intermediate uranium producer in North America, with mining assets in the Athabasca Basin region of Saskatchewan, Canada and the southwest United States including Colorado, Utah, and Arizona. Further, the Company has ownership interests in two of the four conventional uranium mills operating in North America today. Denison also has a strong exploration and development portfolio with large land positions in the United States, Canada, Mongolia and Zambia.
For more information, please contact

Ron Hochstein President and Chief Executive Officer	(416) 979-1991 Extension 232

James R. Anderson Executive Vice President and Chief Financial Officer	(416) 979-1991 Extension 372